UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Redwire Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75776W 103

(CUSIP Number)

AE Red Holdings, LLC

6700 Broken Sound Parkway NW

Boca Raton, FL 33487

Attention: Melissa Klafter

(561) 372-7820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Robert M. Hayward, P.C.

Alexander M. Schwartz

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

August 21, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 75776W 103

(1)	Names of reporting persons AE Red Holdings, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 38,076,271 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 38,076,271 (1)

(11)	Aggregate amount beneficially owned by each reporting person 38,076,271 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 48.9% (2)
(14)	Type of reporting person (see instructions) OO

1.	Represents (i) 36,076,271 shares of Common Stock and (ii) 2,000,000 shares of Common Stock issuable upon the exercise of 2,000,000 warrants to acquire one share of Common Stock (“Warrants”).

2.	Calculation is based upon 64,765,529 shares of Common Stock of the Issuer issued and outstanding as of August 4, 2023, as reported on the Issuer’s most recent Form 10-Q, filed on August 9, 2023 plus 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and 11,047,086 shares of Common Stock issuable upon the conversion of the 32,268.49 shares of Series A Convertible Preferred Stock.

CUSIP No.: 75776W 103

(1)	Names of reporting persons AE Industrial Partners Fund II GP, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 45,440,997 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 45,440,997 (1)

(11)	Aggregate amount beneficially owned by each reporting person 45,440,997 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 58.4% (2)
(14)	Type of reporting person (see instructions) PN

1.	Represents (i) 36,076,271 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants and (iii) 7,364,726shares of Common Stock issuable upon conversion of 21,512.33 shares of Series A Convertible Preferred Stock.

2.	Calculation is based upon 64,765,529 shares of Common Stock of the Issuer issued and outstanding as of August 4, 2023, as reported on the Issuer’s most recent Form 10-Q, filed on August 9, 2023 plus 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and 11,047,086 shares of Common Stock issuable upon conversion of the 32,268.49 shares of Series A Convertible Preferred Stock.

CUSIP No.: 75776W 103

(1)	Names of reporting persons Michael Robert Green
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 49,123,357 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 49,123,357 (1)

(11)	Aggregate amount beneficially owned by each reporting person 49,123,357 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 63.1% (2)
(14)	Type of reporting person (see instructions) IN

1.	Represents (i) 36,076,271 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants and (iii) 11,047,086 shares of Common Stock issuable upon conversion of 32,268.49 shares of Series A Convertible Preferred Stock.

2.	Calculation is based upon 64,765,529 shares of Common Stock of the Issuer issued and outstanding as of August 4, 2023, as reported on the Issuer’s most recent Form 10-Q, filed on August 9, 2023 plus 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and 11,047,086 shares of Common Stock issuable upon conversion of the 32,268.49 shares of Series A Convertible Preferred Stock.

CUSIP No.: 75776W 103

(1)	Names of reporting persons David H Rowe
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 49,123,357 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 49,123,357 (1)

(11)	Aggregate amount beneficially owned by each reporting person 49,123,357 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 63.1% (2)
(14)	Type of reporting person (see instructions) IN

1.	Represents (i) 36,076,271 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants and (iii) 11,047,086 shares of Common Stock issuable upon conversion of 32,268.49 shares of Series A Convertible Preferred Stock.

2.	Calculation is based upon 64,765,529 shares of Common Stock of the Issuer issued and outstanding as of August 4, 2023, as reported on the Issuer’s most recent Form 10-Q, filed on August 9, 2023 plus 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and 11,047,086 shares of Common Stock issuable upon conversion of the 32,268.49 shares of Series A Convertible Preferred Stock.

CUSIP No.: 75776W 103

(1)	Names of reporting persons AE Industrial Partners Fund II-B, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 38,087,319 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 38,087,319 (1)

(11)	Aggregate amount beneficially owned by each reporting person 38,087,319 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 48.9% (2)
(14)	Type of reporting person (see instructions) PN

1.	Represents (i) 36,076,271 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants and (iii) 11,048 shares of Common Stock issuable upon conversion of 32.27 shares of Series A Convertible Preferred Stock.

2.	Calculation is based upon 64,765,529 shares of Common Stock of the Issuer issued and outstanding as of August 4, 2023, as reported on the Issuer’s most recent Form 10-Q, filed on August 9, 2023 plus 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and 11,047,086 shares of Common Stock issuable upon conversion of the 32,268.49 shares of Series A Convertible Preferred Stock.

CUSIP No.: 75776W 103

(1)	Names of reporting persons AE Industrial Partners Fund II, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 42,559,547 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 42,559,547 (1)

(11)	Aggregate amount beneficially owned by each reporting person 42,559,547 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 54.7% (2)
(14)	Type of reporting person (see instructions) PN

1.	Represents (i) 36,076,271 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants and (iii) 4,483,276 shares of Common Stock issuable upon conversion of 13,095.63 shares of Series A Convertible Preferred Stock.

2.	Calculation is based upon 64,765,529 shares of Common Stock of the Issuer issued and outstanding as of August 4, 2023, as reported on the Issuer’s most recent Form 10-Q, filed on August 9, 2023 plus 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and 11,047,086 shares of Common Stock issuable upon conversion of the 32,268.49 shares of Series A Convertible Preferred Stock.

CUSIP No.: 75776W 103

(1)	Names of reporting persons AE Industrial Partners Fund II-A, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 40,946,673 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 40,946,673 (1)

(11)	Aggregate amount beneficially owned by each reporting person 40,946,673 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 52.6% (2)
(14)	Type of reporting person (see instructions) PN

1.	Represents (i) 36,076,271 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants and (iii) 2,870,402 shares of Common Stock issuable upon conversion of 8,384.43 shares of Series A Convertible Preferred Stock.

2.	Calculation is based upon 64,765,529 shares of Common Stock of the Issuer issued and outstanding as of August 4, 2023, as reported on the Issuer’s most recent Form 10-Q, filed on August 9, 2023 plus 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and 11,047,086 shares of Common Stock issuable upon conversion of the 32,268.49 shares of Series A Convertible Preferred Stock.

CUSIP No.: 75776W 103

(1)	Names of reporting persons AE Industrial Partners Structured Solutions I, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 3,682,361 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 3,682,361 (1)

(11)	Aggregate amount beneficially owned by each reporting person 3,682,361 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.7% (2)
(14)	Type of reporting person (see instructions) PN

1.	Represents 3,682,361 shares of Common Stock issuable upon conversion of 10,756.16 shares of Series A Convertible Preferred Stock.

2.	Calculation is based upon 64,765,529 shares of Common Stock of the Issuer issued and outstanding as of August 4, 2023, as reported on the Issuer’s most recent Form 10-Q, filed on August 9, 2023 plus 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and 11,047,086 shares of Common Stock issuable upon conversion of the 32,268.49 shares of Series A Convertible Preferred Stock.

CUSIP No.: 75776W 103

(1)	Names of reporting persons AE Industrial Partners Structured Solutions I GP, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 3,682,361 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 3,682,361 (1)

(11)	Aggregate amount beneficially owned by each reporting person 3,682,361 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.7% (2)
(14)	Type of reporting person (see instructions) PN

1.	Represents 3,682,361 shares of Common Stock issuable upon conversion of 10,756.16 shares of Series A Convertible Preferred Stock.

2.	Calculation is based upon 64,765,529 shares of Common Stock of the Issuer issued and outstanding as of August 4, 2023, as reported on the Issuer’s most recent Form 10-Q, filed on August 9, 2023 plus 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and 11,047,086 shares of Common Stock issuable upon conversion of the 32,268.49 shares of Series A Convertible Preferred Stock.

CUSIP No.: 75776W 103

(1)	Names of reporting persons Aeroequity GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 49,123,357 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 49,123,357 (1)

(11)	Aggregate amount beneficially owned by each reporting person 49,123,357 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 63.1% (2)
(14)	Type of reporting person (see instructions) OO

1.	Represents (i) 36,076,271 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants and (iii) 11,047,086 shares of Common Stock issuable upon conversion of 32,268.49 shares of Series A Convertible Preferred Stock.

2.	Calculation is based upon 64,765,529 shares of Common Stock of the Issuer issued and outstanding as of August 4, 2023, as reported on the Issuer’s most recent Form 10-Q, filed on August 9, 2023 plus 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and 11,047,086 shares of Common Stock issuable upon conversion of the 32,268.49 shares of Series A Convertible Preferred Stock.

Explanatory Note.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D filed with the Commission on September 2, 2021, as amended by Amendment No. 1 filed on October 5, 2022, Amendment No. 2 filed on November 10, 2022 and Amendment No. 3 filed on May 23, 2023 (collectively, the “Existing 13D”), is hereby amended in this Amendment No. 4 as set forth below (the “Amendment”). Except as set forth herein, the Existing 13D is unmodified and remains in full force and effect. Capitalized terms not defined herein have the meanings ascribed to them in the Existing 13D.

The Amendment is being filed to report changes in the beneficial ownership of the Reporting Persons with respect to shares of the Company’s Common Stock and Series A Convertible Preferred Stock and reflects a reduction in reported beneficial ownership due to sales of Common Stock made by the Reporting Persons in open market transactions.

Item 2. Identity and Background.

(a) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended: (i) AE Red Holdings, LLC, a Delaware limited liability company (“Holdings”), by virtue of its direct ownership of Common Stock of Redwire Corporation; (ii) Michael Greene and David H. Rowe, by virtue of them being the managing members of AeroEquity GP, LLC; (iii) AE Industrial Partners Fund II GP, LP, a Delaware limited partnership ("AE Fund II GP"), by virtue of its ownership interest in Holdings; (iv) AE Industrial Partners Fund II-B, LP, a Delaware limited partnership (“AE Fund II-B”), by virtue of it being one of the controlling equityholders of AE Red; (v) AE Industrial Partners Fund II, LP, a Delaware limited partnership (“AE Fund II LP”), by virtue of it being one of the controlling equityholders of AE Red; and (vi) AE Industrial Partners Fund II-A, LP, a Delaware limited partnership (“AE Fund II-A” and together with AE Fund II-B and AE Fund II LP, the "AE Funds"), by virtue of it being one of the controlling equityholders of AE Red. AE Fund II GP is the general partner of each of the AE Funds.

Each of Holdings, Michael Greene, David H. Rowe, AeroEquity GP, LLC, AE Fund II GP and the AE Funds are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

(b) The address of the principal business and principal office of each of the Reporting Persons is 2500 N. Military Trail, Suite 470 Boca Raton, FL 33431

(c) The principal business of the Reporting Persons is to make investments in other businesses.

(d) During the past five years, none of the Reporting Persons nor has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All the Reporting Persons are citizens of the United States.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Existing 13D are hereby amended and restated in their entirety:

(a) The information set forth in rows 7 through 13 (and related footnotes) of each of the cover pages of this Amendment No. 4 are incorporated herein by reference. The following information is as of the date hereof and assumes there are 77,812,615 shares of Common Stock outstanding, based on (i) 64,765,529 shares of Common Stock outstanding as of August 4, 2023, as reflected in the Issuer’s most recent Form 10-Q for the quarterly period ended June 30, 2023 and (ii) 13,047,086shares of Common Stock issuable upon exercise of the Warrants or conversion of the Convertible Series A Preferred Stock beneficially owned by the Reporting Persons.

Holdings is the direct beneficial owner of 36,030,876 shares of Common Stock and 2,000,000 Warrants and indirect beneficial owner of 45,395 shares of Common Stock held by AE Industrial Partners LP, a wholly-owned indirect subsidiary of Holdings.

AE Fund II LP is the indirect beneficial owner of 36,030,876 shares of Common Stock directly held by Holdings and the direct beneficial owner of 21,512.33 shares of Convertible Series A Preferred Stock which are convertible into 7,364,726 shares of Common Stock, based on $1,000 per share initial value and an initial conversion price of $3.05 (the “Conversion Method”).

AE Solutions I is the direct beneficial owner of 10,756.16 shares of Convertible Series A Preferred Stock, which is convertible into 3,682,361 shares of Common Stock, based on the Conversion Method.

Michael Greene and David H. Rowe exercise voting and dispositive power with respect to (i) the shares of Common Stock, Warrants and shares Convertible Series A Preferred Stock directly held by each of Holdings, AE Fund II LP and AE Solutions I and (ii) 45,395 shares of Common Stock directly held by AE Industrial Partners LP, an affiliate of the Reporting Persons, which together constitute an aggregate beneficial ownership of 49,123,357shares of Common Stock or 63.1% of the Issuer’s Common Stock.

(b) By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 49,123,357 shares of Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement.

(c) Schedule A annexed hereto lists all transactions by the Reporting Persons in the Common Stock during the past sixty (60) days. All of such transactions were effected in the open market. Except as otherwise set forth herein, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

Item 7. Material to be Filed as Exhibits

Item 7 of the Existing 13D is hereby amended to include the following exhibits at the end thereof:

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of November 9, 2022 (incorporated by reference to Exhibit 1 to the Amendment No. 2 to Schedule 13D filed with the SEC by the Reporting Persons on November 10, 2022).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 1, 2023

AE RED HOLDINGS, LLC

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Vice President and Assistant Treasurer

AE INDUSTRIAL PARTNERS FUND II GP, LP

By: AeroEquity GP, LLC
Its: General Partner

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Member

AEROEQUITY GP, LLC

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Member

AE INDUSTRIAL PARTNERS FUND II, LP

By: AE Industrial Partners Fund II GP, LP
Its: General Partner

By: AeroEquity GP, LLC
Its: General Partner

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Member

AE INDUSTRIAL PARTNERS FUND II-A, LP

By: AE Industrial Partners Fund II GP, LP
Its: General Partner

By: AeroEquity GP, LLC
Its: General Partner

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Member

AE INDUSTRIAL PARTNERS FUND II-B, LP

By: AE Industrial Partners Fund II GP, LP
Its: General Partner

By: AeroEquity GP, LLC
Its: General Partner

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Member

By:	/s/ Michael Greene
Name:	Michael Greene

By:	/s/ David H. Rowe
Name:	David H. Rowe

AE INDUSTRIAL PARTNERS STRUCTURED SOLUTIONS I, LP

By: AE Industrial Partners Structured Solutions I GP, LP
Its: General Partner

By: AeroEquity GP, LLC
Its: General Partner

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Member

AE INDUSTRIAL PARTNERS STRUCTURED SOLUTIONS I GP, LP

By: AeroEquity GP, LLC
Its: General Partner

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Member

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Sold	Price per Share ($) [1]		Date of Purchase / Sale
47,407	2.61	[2]	5/23/2023
43,006	2.54	[3]	5/24/2023
2,200	2.53	[4]	5/25/2023
23,555	2.52	[5]	6/2/2023
24,798	2.52	[6]	6/6/2023
15,394	2.52	[7]	6/7/2023
32,248	2.54	[8]	6/8/2023
18,361	2.51	[9]	6/9/2023
40,499	2.50	[10]	6/12/2023
20,008	3.53	[11]	7/21/2023
14,946	3.36	[12]	7/24/2023
63,489	3.37	[13]	7/25/2023
12,498	3.30	[14]	7/26/2023
9,205	3.26	[15]	7/27/2023
18,030	3.41	[16]	7/28/2023
26,774	3.66	[17]	7/31/2023
12,837	3.61	[18]	8/1/2023
12,182	3.54	[19]	8/2/2023
16,241	3.44	[20]	8/3/2023
9,745	3.43	[21]	8/4/2023
15,463	3.44	[22]	8/7/2023
17,029	3.39	[23]	8/8/2023
9,465	3.33	[24]	8/9/2023
12,653	3.50	[25]	8/10/2023
11,723	3.52	[26]	8/11/2023
15,275	3.36	[27]	8/14/2023
2,886	3.28	[28]	8/15/2023
6,151	3.29	[29]	8/21/2023

1 The prices reported in this column are a weighted average prices. The Reporting Person undertakes to provide the Issuer and any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price such shares were sold.

2 These shares were sold in multiple transactions at prices ranging from $2.50 to $2.73, inclusive.

3 These shares were sold in multiple transactions at prices ranging from $2.50 to $2.59, inclusive.

4 These shares were sold in multiple transactions at prices ranging from $2.50 to $2.55, inclusive.

5 These shares were sold in multiple transactions at prices ranging from $2.50 to $2.60, inclusive.

6 These shares were sold in multiple transactions at prices ranging from $2.50 to $2.55, inclusive.

7 These shares were sold in multiple transactions at prices ranging from $2.50 to $2.56, inclusive.

8 These shares were sold in multiple transactions at prices ranging from $2.50 to $2.58, inclusive.

9 These shares were sold in multiple transactions at prices ranging from $2.50 to $2.53, inclusive.

10 These shares were sold in multiple transactions at prices ranging from $2.50 to $2.52, inclusive.

11 These shares were sold in multiple transactions at prices ranging from $3.40 to $3.73, inclusive.

12 These shares were sold in multiple transactions at prices ranging from $3.33 to $3.45, inclusive.

13 These shares were sold in multiple transactions at prices ranging from $3.25 to $3.49, inclusive.

14 These shares were sold in multiple transactions at prices ranging from $3.25 to $3.40, inclusive.

15 These shares were sold in multiple transactions at prices ranging from $3.25 to $3.30, inclusive.

16 These shares were sold in multiple transactions at prices ranging from $3.26 to $3.49, inclusive.

17 These shares were sold in multiple transactions at prices ranging from $3.43 to $3.77, inclusive.

18 These shares were sold in multiple transactions at prices ranging from $3.51 to $3.69, inclusive.

19 These shares were sold in multiple transactions at prices ranging from $3.51 to $3.60, inclusive.

20 These shares were sold in multiple transactions at prices ranging from $3.35 to $3.57, inclusive.

21 These shares were sold in multiple transactions at prices ranging from $3.37 to $3.52, inclusive.

22 These shares were sold in multiple transactions at prices ranging from $3.36 to $3.65, inclusive.

23 These shares were sold in multiple transactions at prices ranging from $3.31 to $3.50, inclusive.

24 These shares were sold in multiple transactions at prices ranging from $3.26 to $3.45, inclusive.

25 These shares were sold in multiple transactions at prices ranging from $3.41 to $3.55, inclusive.

26 These shares were sold in multiple transactions at prices ranging from $3.47 to $3.60, inclusive.

27 These shares were sold in multiple transactions at prices ranging from $3.29 to $3.48, inclusive.

28 These shares were sold in multiple transactions at prices ranging from $3.25 to $3.34, inclusive.

29 These shares were sold in multiple transactions at prices ranging from $3.25 to $3.31, inclusive.